UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Aeon Global Health Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00774U 107

(CUSIP Number)

Hanif A. Roshan 2225 Centennial Drive Gainesville, GA 30504
(888) 661-0225

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00774U 107	SCHEDULE 13D/A	Page 2 of 6

1	NAMES OF REPORTING PERSON: Hanif A. Roshan I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,477,562
	8	SHARED VOTING POWER:
	9	SOLE DISPOSITIVE POWER: 1,477,562
	10	SHARED DISPOSITIVE POWER:
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,477,562
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 18.7%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

* Percentage ownership set forth above is based on 7,882,593 shares of Common Stock of Aeon Global Health Corp., based on 7,249,370 shares of Common Stock outstanding, as reported in the Quarterly Report on Form 10-Q filed by Aeon Global Health Corp. on January 26, 2018, plus the number of shares of common stock underlying the convertible notes held by Reporting Person.

CUSIP No. 00774U 107	SCHEDULE 13D/A	Page 3 of 6

Explanatory Note

Hanif A. Roshan (the “Reporting Person”) originally filed a Schedule 13D on January 18, 2017 (the “Original 13D”) regarding his holdings of securities of Aeon Global Health Corp. (formerly, Authentidate Holding Corp.), a corporation organized and existing under the laws of the State of Delaware (the “Issuer” or the “Company”). This Amendment No. 2 amends and supplements the Original 13D and amendment No. 1 to the Original 13D, filed on March 24, 2017 (collectively, the “Prior 13D”). Reporting Person is filing this Schedule 13D/A to reflect his additional interest in the Issuer’s Common Stock resulting from the issuance to the Reporting Person of a convertible note on March 27, 2018 and amendment of an outstanding convertible note. Unless specifically amended hereby, the disclosures set forth in the Prior 13D shall remain unchanged.

Item 1. Security and Issuer.

This Schedule 13D/A relates to the Common Stock, par value $.001 per share (the “Common Stock”), of the Issuer. The address of the principal executive office of the Company is c/o Aeon Global Health Corp., 2225 Centennial Drive, Gainesville, Georgia 30504.

Item 3. Source and Amount of Funds or Other Consideration.

The responses to Item 3 of the Prior 13D is incorporated herein by reference and the description of the transactions described therein, and the agreements entered into between the Issuer and the Reporting Person, are incorporated herein by reference to the disclosures set forth in the Prior 13D and the exhibits filed with such Prior 13D. Item 3 of the Prior 13D is hereby amended and restated in its entirety as follows.

On March 20, 2017, the Issuer entered into a note exchange agreement with the holders of an aggregate principal amount of $2,170,000 of outstanding promissory notes, including the Reporting Person, which were due and payable, pursuant to which the Issuer issued the holders of such notes, in consideration of the cancellation of the original notes, new convertible notes in the aggregate principal amount of $2,545,199 (the “Senior Notes”). Pursuant to this transaction, the Reporting Person received a Senior Note in the aggregate principal amount of $255,417 in exchange for the cancellation of a note payable in the aggregate principal amount of $250,000. The original note held by the Reporting Person was issued on January 31, 2017 to evidence the loan made by the Reporting Person to the Issuer. The loan was made with the Reporting Person’s personal funds. The Senior Note was convertible into shares of the Issuer’s Common Stock at an initial conversion price of $2.03 per share. Based on the initial conversion price, the Reporting Person’s Senior Note was convertible into up to 125,821 shares of common stock. The Senior Note provides that if the Issuer issues or sells shares of its common stock, rights to purchase shares of its common stock, or securities convertible into shares of its common stock for a price per share that is less than the conversion price then in effect, such conversion price will be decreased to equal 85% of such lower price. The foregoing adjustments to the conversion price will not apply to certain exempt issuances, including issuances pursuant to certain employee benefit plans. In addition, the conversion price is subject to adjustment upon stock splits, reverse stock splits, and similar capital changes. The closing of the exchange transaction occurred on March 20, 2017 and the Senior Note had a maturity date of one year from the closing date. The Senior Note bears interest at the rate of 5% per annum with interest payable upon maturity, conversion, or on any earlier redemption date. Commencing one month after the Issuer’s Common Stock is listed for trading on a national securities exchange, the Issuer will have the right to redeem all or any portion of the outstanding principal balance of the Senior Note, plus all accrued but unpaid interest at a price equal to 110% of such amount. Subject to certain exceptions, the Senior Note is senior to existing and future indebtedness of the Issuer and is secured by a first priority lien on all of its assets to the extent and as provided in a Security Agreement entered into between the Issuer and the holders of the Senior Notes. Subject to certain exceptions, the Senior Note contains customary covenants against incurring additional indebtedness and granting additional liens and contains customary events of default. Upon the occurrence of an event of default under the Senior Notes, the holders may require the Issuer to repay all or a portion of the note in cash, at a price equal to 110% of the principal, plus accrued and unpaid interest.

On March 27, 2018, the Issuer entered into a transaction with the Reporting Person and other holders of the Senior Notes to extend the maturity date of the Senior Notes to March 20, 2019 and in consideration of such extension, the Issuer agreed to reduce the conversion rate of the Senior Notes to $1.20 per share. Accordingly, the outstanding principal amount of the Senior Note held by the Reporting Person is presently convertible into 212,847 shares of Common Stock. In addition, effective March 27, 2018 the holders of the Senior Notes also consented to the Issuer and Reporting Person entering into and completing a separate note exchange transaction whereby the Issuer issued to the Reporting Person a new senior secured convertible note (the “New Senior Note”) in the aggregate principal amount of $504,452, in consideration of the Reporting Person’s cancellation of an outstanding promissory note in the aggregate principal amount of $500,000, which was issued by the Issuer to the Reporting Person in January 2018. The principal amount of the New Senior Note is equal to the sum of the aggregate principal amount of the January 2018 note plus the accrued but unpaid interest thereon. The closing of this exchange transaction also occurred on March 27, 2018.

CUSIP No. 00774U 107	SCHEDULE 13D/A	Page 4 of 6

The New Senior Note is the same, in all material respects, as the Senior Notes described above and is convertible into shares of the Issuer’s Common Stock at an initial conversion price of $1.20. Based on the initial conversion price, the New Senior Note is convertible into up to 420,376 shares of common stock. As the New Senior Note is the same in all material respects as the Senior Notes, the conversion price of the New Senior Note may be adjusted upon the occurrence of the same events which would result in an adjustment to the conversion price of the Senior Notes, as described above. Similarly, the New Senior Note the maturity date, interest rate, events of default and other terms of the New Senior Note are the same as for the Senior Notes. The New Senior Note is on parity with the Senior Notes and, subject to certain exceptions, is senior to other existing and future indebtedness of the Company and, together with the Senior Notes, will be secured by a first priority lien on all of the Company’s assets to the extent and as provided in the Security Agreement defining the rights of the holders of the Senior Notes.

The information set forth in this Item 3 is qualified in its entirety by (i) form of New Senior Note, filed as Exhibit 1 to this Schedule 13D/A, (ii) the note exchange agreement filed as Exhibit 2 to this Schedule 13D/A, (iii) the consent agreement entered into with the holders of the Senior Notes filed as Exhibit 3 to this Schedule 13D/A, and (iv) the amendment to the security agreement filed as Exhibit 4 to this Schedule 13D/A, and all such agreements and instruments are incorporated herein by reference.

Item 4. Purpose of Transaction.

The responses to Item 4 of the Prior 13D is incorporated herein by reference and is hereby supplemented by adding the following:

As described above in Item 3 of this Schedule 13D/A, on March 27, 2018, the Issuer entered into a transaction with the Reporting Person and other holders of the Senior Notes to extend the maturity date of the Senior Notes to March 20, 2019 and in consideration of such extension, the Issuer agreed to reduce the conversion rate of the Senior Notes to $1.20 per share. Accordingly, the outstanding principal amount of the Senior Note held by the Reporting Person of $255,417 is presently convertible into 212,847 shares of Common Stock. In addition, also as described above in Item 3 of this Schedule 13D/A, effective March 27, 2018 the Issuer issued to the Reporting Person the New Senior Note in the aggregate principal amount of $504,452, in consideration of the Reporting Person’s cancellation of an outstanding promissory note in the aggregate principal amount of $500,000, which was issued by the Issuer to the Reporting Person in January 2018. The New Senior Note is the same, in all material respects, as the Senior Notes described above and is convertible into shares of the Issuer’s Common Stock at an initial conversion price of $1.20. Based on the initial conversion price, the New Senior Note is convertible into up to 420,376 shares of common stock

The Reporting Person, as the chief executive officer of the Issuer, may be issued additional equity securities of the Issuer from time to time in connection with compensation arrangements that he may enter into with the Issuer. The Reporting Person currently intends to hold these securities for investment purposes and does not have any current intention to purchase additional securities of the Issuer. Except as described herein, in the Merger Agreement (as amended to date), or otherwise reported by the Issuer in its disclosure reports filed pursuant to the Securities and Exchange Act of 1934, as amended, the Reporting Person does not currently have plans or proposals which relate to, or would result in: (i) the acquisition of additional securities of the Company or the disposition of securities of the

Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of the Company’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of the Company’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters, including when acting in his capacity as the Chairman of the Board and Chief Executive Officer of the Company.

CUSIP No. 00774U 107	SCHEDULE 13D/A	Page 5 of 6

Item 5. Interest in Securities of the Issuer.

(a)      Reference is made to items 7, 9, 11 and 13 of page 2 of this Schedule 13D/A, which items are incorporated herein by reference. As of March 27, 2018, the Reporting Person may be deemed to be the beneficial owner of 1,477,562 shares of the Issuer’s Common Stock, representing 18.7% of the outstanding shares of the Issuer’s Common Stock. Such shares exclude any and all shares which may be issued to Roshan as additional consideration pursuant to the terms and conditions of that certain Merger Agreement among the Issuer and Peachstate Health Management LLC, d/b/a AEON Clinical Laboratories (“AEON”) whereby AEON became a wholly-owned subsidiary of the Issuer. Such shares also exclude (i) 102,857 shares underlying unvested restricted stock units granted to him in June 2017, (ii) 40,724 shares underlying unvested restricted stock units granted to him as of March 31, 2018, and (iii) shares of common stock underlying the Senior Note, as amended to date, in the aggregate principal amount of $591,613 held by Optimum Ventures, LLC, of which Mr. Roshan is a member and Mr. Roshan expressly disclaims beneficial ownership of the securities held by Optimum Ventures, LLC. The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by the Reporting Person was calculated based on 7,882,593 shares of Common Stock of the Issuer, based on 7,249,370 shares of Common Stock outstanding, as reported in its Quarterly Report on Form 10-Q filed by the Issuer on January 26, 2018, plus the number of shares of common stock underlying the convertible notes held by the Reporting Person.

(b)(i)-(iv)      Roshan may be deemed to have sole voting and dispositive power over all of the shares of Common Stock beneficially owned by him, as described above.

(c)     None in addition to the transactions described in Item 3 and Item 4.

(d)     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

None in addition to the transactions described in the Prior 13D and in Item 3 of this Schedule 13D/A.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description

1.	Form of Convertible Note (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed March 28, 2018 and incorporated by reference herein.)
2.	Form of Note Exchange Agreement (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed March 28, 2018 and incorporated by reference herein.)
3.	Form of Consent and Amendment Agreement (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed March 28, 2018 and incorporated by reference herein.).
4.	Form of Amendment to Security Agreement (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed March 28, 2018 and incorporated by reference herein.)

CUSIP No. 00774U 107	SCHEDULE 13D/A	Page 6 of 6

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: April 6, 2018	By:	/s/ Hanif A. Roshan
Name: Hanif A. Roshan